Exhibit 99.1

Hepsiburada Announces First Quarter 2025 Financial Results

ISTANBUL, May 8, 2025 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the first quarter ended March 31, 2025.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three months ended March 31, 2025, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of March 31, 2025. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at March 31, 2025 are as follows:

Date	Index	Conversion Factor
31 March 2025	2,954.7	1.00
31 December 2024	2,684.6	1.10
31 March 2024	2,139.5	1.38

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included under the “Highlights” sections as relevant. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

First Quarter 2025 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) decreased by 14.8% to TRY 42.7 billion compared to TRY 50.1 billion in Q1 2024.

o	IAS 29-Unadjusted GMV improved to TRY 41.8 billion in Q1 2025, compared to TRY 35.2 billion in Q1 2024.

•	Revenue decreased by 7.9% to TRY 14,386.9 million compared to TRY 15,619.0 million in Q1 2024.

•	Number of orders decreased by 18.9% to 23.8 million compared to 29.3 million orders in Q1 2024.

•	Number of orders (excluding digital products and HepsiExpress) decreased by 7.1% to 18.2 million compared to 19.6 million in Q1 2024.

•	Average order value (excluding digital products) grew by 4.2% in Q1 2025 compared to Q1 2024.

•	Active Customers decreased by 0.9% to 12.0 million compared to 12.1 million as of March 31, 2024.

•	Order Frequency increased by 7.4% to 10.5 compared to 9.8 as of March 31, 2024.

•	Active Merchant base decreased by 2.0% to 99.9 thousand compared to 101.9 thousand as of March 31, 2024.

•	Share of Marketplace GMV was 68.8% compared to 68.4% in Q1 2024.

•	EBITDA decreased to TRY 108.8 million compared to TRY 399.6 million in Q1 2024. Accordingly, EBITDA as a percentage of GMV was 0.3%, representing a deterioration of 0.5 percentage points compared to 0.8% in Q1 2024.

o	IAS 29-Unadjusted EBITDA improved to TRY 870.9 million in Q1 2025, compared to TRY 835.3 million in Q1 2024. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q1 2025 declined by 0.3 percentage points to 2.1% compared to 2.4% in Q1 2024.

•	Net loss for the period was TRY 355.1 million compared to a net loss of TRY 180.5 million for Q1 2024.

•	Free cash flow was negative TRY 931.8 million compared to positive TRY 1,421.9 million in Q1 2024.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“As previously disclosed, following two consecutive years of real topline growth and EBITDA improvement, the start of 2025 proved to be challenging. The first quarter topline results were notably impacted by politically driven consumption boycotts. As previously explained, due to the sensitivities surrounding the boycotts, marketing activities were significantly scaled back, amplifying the year-over-year deterioration in consumer demand trends. Our results were further adversely impacted by the decelerating market noted in our prior filings that arose from counter-inflationary policies and a related decline in consumer purchasing power. These headwinds have also impacted other publicly listed local retailers, who have experienced declines in sales reflecting the broader macroeconomic challenges and sector-wide pressures impacting the market.

We improved our gross contribution margin by 200 basis points year over year, with multiple initiatives including Hepsiads and Hepsiburada Premium, among others. However, as we have previously stated, we are in the early stages of building our lending capabilities and managing related credit risk. In Q1 2025, this resulted in loan loss provisions amounting to TRY 148 million, compared to TRY 41 million in the first quarter of 2024. This, together with our negative topline growth, resulted in a 0.3% EBITDA margin, which was 50 basis points below the first quarter of 2024.

Our logistics capabilities remain a cornerstone of our ecosystem and an important contributor to our gross margin. Leveraging its speed and consistent reliability, HepsiJet expanded its share of external customer deliveries, growing its volume from 33% to 40% of total parcels delivered.

We greatly value the continued support of our shareholders, the trust of our customers and partners, and the dedication of our entire team throughout the quarter.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key operating and unaudited financial data as of and for the three months ended March 31, 2025 and March 31, 2024 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on March 31, 2025 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended March 31,
	unaudited
(in TRY million unless otherwise indicated)	2025	2024	y/y %
GMV (TRY in billion)	42.7	50.1	(14.8)%
Marketplace GMV (TRY in billion)	29.4	34.3	(14.2)%
Share of Marketplace GMV (%)	68.8%	68.4%	0.5	pp
Number of orders (million)[1]	23.8	29.3	(18.9)%
Number of orders (excl. digital products) (million)[1]	18.2	19.6	(7.1)%
Active Customers (million)	12.0	12.1	(0.9)%
Revenue	14,386.9	15,619.0	(7.9)%
Gross Contribution	5,322.4	5,253.5	1.3%
Gross Contribution margin (%)	12.5%	10.5%	2.0	pp
Net loss for the period	(355.1)	(180.5)	96.7%
EBITDA	108.8	399.6	(72.8)%
EBITDA as a percentage of GMV (%)	0.3%	0.8%	0.5	pp
Net cash (used in)/provided by operating activities	(337.2)	2,010.4	(116.8)%
Free Cash Flow	(931.8)	1,421.9	(165.5)%

1: Going forward, we expect to report Number of orders (excluding digital products) instead of Number of orders because this metric aligns better with management’s view of the business and with the way in which our controlling shareholder computes this metric. See “Certain Definitions” for more information.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, Gross Contribution margin, EBITDA as a percentage of GMV, number of orders and Active Customers in the “Certain Definitions” section of this press release.

Business and Strategy Highlights

•	As of March 31, 2025, the annual inflation rate published by TurkStat was 38.1%, declining from 68.5% as of March 31, 2024. The monthly inflation rates during the first quarter of 2025 were 5.0%, 2.3% and 2.5% in January, February and March, respectively.

•	In Q1 2025, IAS 29-Unadjusted GMV increased by 18.7% to TRY 41.8 billion in Q1 2025, compared to TRY 35.2 billion in Q1 2024. Adjusted for inflation, GMV decreased by 14.8% to TRY 42.7 billion compared to TRY 50.1 billion in Q1 2024.

•	We experienced order decline of 7.1% (excluding digital products and HepsiExpress) in Q1 2025 compared to Q1 2024. Number of orders (including digital products and HepsiExpress) decreased by 18.8% to 23.8 million compared to 29.3 million orders in Q1 2024.

•	Meanwhile, average order value (excluding digital products) grew by 4.2% in Q1 2025 compared to Q1 2024. The growth in average order value (excluding digital products) in the period was due to a faster-than-inflation rise in average selling prices and to a higher share of large-ticket items in non-electronics in 2025 compared to 2024.

ESG Actions

In Q1 2025, Hepsiburada continued its support in social, commercial and economic areas.

The “Technology Empowerment for Women Entrepreneurs” (“TEWE”) program reached an additional 2,678 women. To date, the TEWE program has supported approximately 63 thousand women entrepreneurs. Furthermore, as of March 31, 2025, the number of women’s cooperatives on our platform had reached 303.

Hepsiburada has become the sponsor of books and board games for one year at the Suna’nın Kızları Child Life Centers operating in the provinces affected by the February 6, 2023 earthquakes, as part of its “A Smile is Enough” project, which has reached over 250,000 children to date.

Subsequent Events

Hepsiburada Announces the Fourth Bond Issuance of Hepsifinans

Hepsiburada announced the fourth bond issuance of its indirect wholly owned subsidiary, Hepsi Finansman A.Ş. (“Hepsifinans”), at a nominal value of TRY 66,950,000.

Further to our disclosure in a report on Form 6-K furnished on September 11, 2024 regarding the Capital Markets Board’s approval of Hepsifinans’s issuance of bonds or bills with a total aggregate principal amount of up to TRY 1,050,000,000 in one or more tranches within one year, Hepsifinans closed its fourth bond issuance to domestic qualified investors on April 30, 2025. The bonds have an aggregate principal amount of TRY 66,950,000 with a six-month maturity. The bonds will accrue interest at a rate of 52.00% per annum. The principal and the coupon of the bonds will be repaid at maturity. Hepsifinans will use the funds raised to sustainably grow its consumer finance business.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy are reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Revenue

	Three months ended March 31,
(in TRY million, unaudited)	2025	2024	y/y %
Sale of goods[1] (1P)	9,182.6	10,793.6	(14.9)%
Marketplace revenue[2] (3P)	1,762.6	2,030.7	(13.2)%
Delivery service revenue	2,329.2	2,212.8	5.3%
Other	1,112.6	581.9	91.2%
Revenue	14,386.9	15,619.0	(7.9)%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Our revenue decreased by 7.9% to TRY 14,386.9 million in Q1 2025 compared to TRY 15,619.0 million in Q1 2024. This was due to a 14.9% decrease in our (1P) revenue (comprising 63.8% total revenue) and a 13.2% decrease in our (3P) revenue, which were partially offset by a 5.3% increase in delivery service revenue (comprising 16.2% of total revenue) and a 91.2% increase in other revenue compared to Q1 2024.

The 14.7% decrease in (1P) and (3P) revenue compared to Q1 2024 was mainly due to previously disclosed broad-based consumption boycotts that adversely impacted demand, as well as the slowing market, driven by the government’s counter-inflationary policies and declining consumer purchasing power, as discussed in our prior filings.

The 5.3% increase in delivery service revenue compared to Q1 2024 was mainly due to an increase in delivery service revenue from the off-platform customers of Hepsijet and annual rises in unit delivery service charges.

The rise in other revenue was mainly attributable to 52.4% growth in our advertising services (HepsiAd), 136.4% growth in our Hepsiburada Premium subscription revenues and 35.9x growth in our fintech operations revenues.

Gross Contribution

	Three months ended March 31,
(in TRY million unless indicated otherwise, unaudited)	2025	2024	y/y %
Revenue	14,386.9	15,619.0	(7.9)%
Cost of inventory sold	(9,064.6)	(10,365.5)	(12.6)%
Gross Contribution	5,322.4	5,253.5	1.3%
Gross Contribution margin (% of GMV)	12.5%	10.5%	2.0	pp

The Gross Contribution margin improved by 2.0pp to 12.5% in Q1 2025 compared to 10.5% in Q1 2024. This margin improvement was mainly attributable to a 1.4pp improvement derived from higher other revenue, a 1.0pp increase in delivery service revenue, and a 0.1pp increase in 3P margin, partially offset by a 0.5pp decrease in 1P margin.

The table below shows the monthly inflation rates in 2025 and 2024.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2025	5%	2%	2%	-	-	-	-	-	-	-	-	-
2024	7%	5%	3%	3%	3%	2%	3%	2%	3%	3%	2%	1%

Source: Data as announced by TurkStat

Operating Expenses

The table below shows our operating expenses for the three months ended March 31, 2025 and 2024 in absolute terms and as a percentage of GMV:

	Three months ended March 31,
(in TRY million unless indicated otherwise, unaudited)	2025	2024	y/y%
Cost of inventory sold	(9,064.6)	(10,365.5)	(12.6)%
% of GMV	(21.2)%	(20.7)%	(0.5	)pp
Shipping and packaging expenses	(1,642.7)	(1,694.5)	(3.1)%
% of GMV	(3.8)%	(3.4)%	(0.5	)pp
Payroll and outsource staff expenses	(1,892.6)	(1,653.4)	14.5%
% of GMV	(4.4)%	(3.3)%	(1.1	)pp
Advertising expenses	(950.3)	(987.1)	(3.7)%
% of GMV	(2.2)%	(2.0)%	(0.3	)pp
Technology expenses	(164.0)	(180.2)	(9.0)%
% of GMV	(0.4)%	(0.4)%	(0.0	)pp
Depreciation and amortization	(657.3)	(534.7)	22.9%
% of GMV	(1.5)%	(1.1)%	(0.5	)pp
Other operating expenses, net	(563.9)	(338.7)	66.5%
% of GMV	(1.3)%	(0.7)%	(0.6	)pp
Net operating expenses	(14,935.4)	(15,754.1)	(5.2)%
Net operating expenses as a % of GMV	(34.9)%	(31.4)%	(3.5	)pp

Net operating expenses decreased by 5.2% to TRY 14,935.4 million in Q1 2025 compared to TRY 15,754.1 million in Q1 2024. As a percentage of GMV, our net operating expenses rose 3.5pp mainly due to a 1.1pp rise in payroll and outsource staff expenses, a 0.6pp rise in other operating expenses, net, a 0.5pp rise in cost of inventory sold, a 0.5pp rise in depreciation and amortization, a 0.5pp rise in shipping and packaging expenses, and a 0.3pp rise in advertising expenses, in each case as a percentage of GMV. As a result of the lower GMV growth in Q1 2025, operating expenses increased as a % of GMV. The 1.1pp increase in payroll and outsource staff expenses as a percentage of GMV was mainly due to the rise in the number of full-time and outsourced employees in line with our plans on talent onboarding for our subsidiaries.

The 0.6pp increase in other operating expenses, net, was mainly due to the recognition of a provision for license fee and higher expected credit losses provisions in Q1 2025 compared to Q1 2024.

Net loss for the period

Net loss for the period was TRY 355.1 million in Q1 2025, compared to a net loss of TRY 180.5 million in Q1 2024. This negative change was mainly due to a TRY 413.4 million increase in operating losses in Q1 2025 relating mainly to an increase in payroll and outsource expenses amounting to TRY 239.2 million, depreciation and amortization expenses amounting to TRY 122.6 million, loan loss provisions amounting to TRY 106.9 million and a TRY 75.6 million increase in net financial expenses (net of financial income) relating mainly to a decrease in foreign exchange gains in Q1 2025 compared to Q1 2024, partially offset by a TRY 314.5 million increase in monetary gain.

EBITDA

EBITDA decreased by 72.8%, or TRY 290.8 million, to TRY 108.8 million in Q1 2025 compared to TRY 399.6 million in Q1 2024, corresponding to 0.3% EBITDA (Q1 2024: 0.8%) as a percentage of GMV in Q1 2025. This corresponded to a 0.5pp decline in EBITDA as a percentage of GMV in Q1 2025 compared to Q1 2024. This decline was driven by a 1.1pp rise in payroll and outsource staff expenses, a 0.6pp rise in other operating expenses, net, due to higher loan loss provisions, a 0.5pp rise in shipping and packaging expenses, and a 0.3pp rise in advertising expenses, partially offset by a 2.0pp rise in Gross Contribution margin, in each case as a percentage of GMV.

Cash Flow from Operating Activities

Net cash provided by operating activities decreased by TRY 2,347.7 million to negative TRY 337.2 million in Q1 2025 as compared to TRY 2,010.4 million in Q1 2024. This decrease was mainly due to a TRY 1,868.9 million decrease in change in working capital as a result of decelerating topline growth, a TRY 304.2 million decrease in change in other items comprising non-cash items such as provisions, financial income and expenses and non-operating monetary gains and losses and a TRY 174.5 million negative change in net loss for the period.

Free Cash Flow

Our Free Cash Flow decreased to an outflow of TRY 931.8 million in Q1 2025 from an inflow of TRY 1,421.9 million in Q1 2024. This decrease was mainly driven by a TRY 2,347.7 million decrease in net cash provided by operating activities and a TRY 6.1 million increase in tangible and intangible asset acquisitions.

Other Key Operational and Financial Metrics

	Three months ended March 31,
	unaudited
(in TRY million unless indicated otherwise)	2025	2024	y/y %
GMV - Kaspi definition (TRY in billions)[1]	34.4	40.3	(14.6)%
Marketplace GMV - Kaspi definition (TRY in billions)[1]	23.7	27.5	(13.9)%
Number of orders excluding digitals – Kaspi definition (millions)[1]	16.6	18.6	(10.6)%

1: Our controlling shareholder, Joint Stock Company Kaspi.kz (“Kaspi”), uses key operational metric definitions that differ in some respects from those used by the Company. Please see the “Certain Definitions” section for definitions of the metrics shown here.

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2025 unless otherwise indicated.)

	31 March 2025	31 December 2024
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	6,695,759	7,429,433
Restricted cash	139,135	148,883
Financial investments	597,583	2,624,714
Trade and loan receivables	5,095,401	5,553,365
Due from related parties	0	16,024
Inventories	7,003,661	6,605,373
Contract assets	48,613	49,233
Other current assets	773,948	526,224
Total current assets	20,354,100	22,953,249
Non-current assets:
Property and equipment	850,716	915,077
Intangible assets	3,438,642	3,366,873
Right of use assets	1,569,265	1,430,558
Trade and loan receivables	108,873	96,409
Other non-current assets	52,785	13,653
Total non-current assets	6,020,281	5,822,570
Total assets	26,374,381	28,775,819
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1,522,892	1,852,011
Lease liabilities	508,792	450,248
Wallet deposits	200,341	195,479
Trade payables and payables to merchants	15,449,812	16,480,525
Due to related parties	0	14,244
Provisions	81,739	238,899
Employee benefit obligations	337,775	574,664
Contract liabilities and merchant advances	1,860,657	2,098,836
Other current liabilities	1,675,660	1,853,269
Total current liabilities	21,637,668	23,758,175
Non-current liabilities:
Lease liabilities	716,342	642,421
Employee benefit obligations	166,707	169,255
Other non-current liabilities	509,973	550,252
Total non-current liabilities	1,393,022	1,361,928
Equity:
Share capital	792,408	792,408
Other capital reserves	1,254,524	1,211,465
Share premiums	23,015,125	23,015,125
Treasury shares	(269,892)	(269,892)
Accumulated deficit	(21,448,474)	(21,093,390)
Total equity	3,343,691	3,655,716
Total equity and liabilities	26,374,381	28,775,819

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2025 unless otherwise indicated. Unaudited.)

	Three months ended
	31 March 2025	31 March 2024
	(unaudited)	(unaudited)
Revenues	14,386,929	15,619,036

Operating expenses
Cost of inventory sold	(9,064,567)	(10,365,506)
Shipping and packaging expenses	(1,642,728)	(1,694,467)
Payroll and outsource staff expenses	(1,892,582)	(1,653,405)
Advertising expenses	(950,341)	(987,145)
Technology expenses	(164,038)	(180,215)
Depreciation and amortization	(657,329)	(534,713)
Other operating income	106,537	84,179
Other operating expenses	(670,390)	(422,872)

Operating (loss)/ income	(548,509)	(135,108)

Financial income	977,044	1,131,199
Financial expenses	(1,776,855)	(1,855,384)
Monetary gains	993,236	678,745

(Loss)/income before income taxes	(355,084)	(180,548)

Taxation on income

(Loss)/income for the period	(355,084)	(180,548)

Basic and diluted income/(loss) per share	(1.1)	(0.6)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial gains/(losses) arising on remeasurement of post-employment benefits	-	(42.0)
Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-

Total comprehensive loss for the period	(355,084)	(180,590)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2025 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	31 March 2025	31 March 2024
	(unaudited)	(unaudited)
Loss before income taxes	(355,084)	(180,548)
Adjustments to reconcile income before income taxes to cash flows from operating activities:	2,498,589	2,802,819
Interest and commission expenses	1,673,490	1,641,501
Depreciation and amortization	657,329	534,713
Interest income on time deposits	(337,405)	(201,332)
Interest income on financial investments	(2,891)	(907)
Interest income on credit sales	(448,527)	(392,474)
Provision for unused vacation liability	71,536	47,039
Provision for personnel bonus	277,602	191,593
Provision for legal cases	1,359	740
Provision for doubtful receivables	181,793	42,126
Provision for impairment of trade goods, net	13,664	29,280
Provision for post-employment benefits	22,463	20,789
Provision for share based payment	43,059	34,656
Fair value gains of financial investments	(3,462)	(54,374)
Provision for license fee	45,464	-
Provision for Turkish Capital Markets Board fee	-	1,014
Net foreign exchange differences	(138,271)	(327,206)
Monetary gains on provisions	(118,479)	(97,327)
Monetary losses on non-operating activities	559,865	1,332,988
Changes in net working capital
Change in trade payables and payables to merchants	(970,405)	(149,581)
Change in inventories	(512,950)	(639,842)
Change in trade and loan receivables	341,188	(297,120)
Change in contract liabilities and merchant advances	(238,179)	260,504
Change in contract assets	620	(11,361)
Change in other liabilities	(213,030)	350,990
Change in other assets and receivables	(289,572)	191,941
Change in due from related parties	16,024	775
Change in due to related parties	(14,244)	1,868
Post-employment benefits paid	(9,224)	(10,743)
Payments for concluded litigation	(1,037)	(6,896)
Payments for personnel bonus	(425,225)	(300,161)
Payments for unused vacation liabilities	(10,678)	(2,217)
Payments for license fee	(180,023)	-
Collections of doubtful receivables	25,996	-
Net cash (used in)/provided by operating activities	(337,234)	2,010,428
Investing activities:
Purchases of property and equipment and intangible assets	(595,966)	(592,536)
Proceeds from sale of property and equipment	1,360	3,993
Purchase of financial investments	(320,673)	(6,950,933)
Proceeds from sale of financial investments	2,365,984	3,574,232
Interest received on credit sales	398,970	354,766
Interest income on time deposits and financial investments	321,248	195,016
Net cash (used in)/provided by investing activities	2,170,923	(3,415,462)
Financing activities:
Proceeds from borrowings	1,094,556	344,849
Repayment of borrowings	(1,317,059)	(167,596)
Interest and commission paid	(1,479,708)	(1,481,319)
Lease payments	(225,349)	(105,459)
Net cash used in financing activities	(1,927,560)	(1,409,525)

Net decrease in cash and cash equivalents	(93,871)	(2,814,559)

Cash and cash equivalents at 1 January	7,427,904	8,738,573
Effects of inflation on cash and cash equivalents	(677,546)	(1,045,879)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	21,585	34,681
Cash and cash equivalents at 31 March	6,678,072	4,912,816

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;
•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;
•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;
•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);
•	Gross Contribution as revenues less cost of inventory sold;
•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and
•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit (net income) as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/ (losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;
•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and
•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net loss for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2025. Unaudited.

	Three months ended March 31,
	2025	2024
Net loss for the period	(355.1)	(180.5)
Taxation on income	-	-
Financial income	977.0	1,131.2
Financial expenses	(1,776.9)	(1,855.4)
Depreciation and amortization	(657.3)	(534.7)
Monetary gains	993.2	678.7
EBITDA	108.8	399.6

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2025. Unaudited.

	Three months ended March 31,
	2025	2024
Revenue	14,386.9	15,619.0
Cost of inventory sold	(9,064.5)	(10,365.5)
Gross Contribution	5,322.4	5,253.5

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2025.

	Three months ended Mar 31,
(in TRY million unless indicated otherwise)	2025	2024	y/y %
Revenue	14,386.9	15,619.0	(7.9)%
Reversal of IAS 29 adjustment	344.9	4,706.4	(92.7)%
IAS 29 - Unadjusted Revenue	14,042.0	10,912.6	28.7%

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 March 2025.

	Three months ended Mar 31,
(in TRY million unless indicated otherwise)	2025	2024	y/y %
Revenue	14,386.9	15,619.0	(7.9)%
Cost of inventory sold	(9,064.6)	(10,365.5)	(12.6)%
Gross Contribution	5,322.4	5,253.5	1.3%
Reversal of IAS 29 adjustment	(657.0)	1,028.5	(163.9)%
IAS 29 - Unadjusted Gross Contribution	5,979.4	4,225.0	41.5%

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 March 2025.

	Three months ended Mar 31, 2025			Three months ended Mar 31, 2024
(TRY in millions)	2025	Reversal of IAS 29	IAS 29 Unadjusted 2025	2024	Reversal of IAS 29	IAS 29 Unadjusted 2024
Net loss for the period	(355.1)	(37.0)	(318.1)	(180.5)	(283.9)	103.4
Taxation on income	0.0	0.0	0.0	0.0	0.0	0.0
Financial income	977.0	23.7	953.4	1,131.2	343.7	787.5
Financial expenses	(1,776.9)	(0.5)	(1,776.3)	(1,855.4)	(527.4)	(1,328.0)
Depreciation and amortization	(657.3)	(291.3)	(366.0)	(534.7)	(343.3)	(191.4)
Monetary gain/(loss)	993.2	993.2	0.0	678.7	678.7	0.0
EBITDA	108.8	(762.1)	870.9	399.6	(435.7)	835.3

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by in operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2025. Unaudited.

	Three months ended March 31,
	2025	2024
Net cash provided by operating activities	(337.2)	2,010.4
Capital expenditures	(596.0)	(592.5)
Proceeds from the sale of property and equipment	1.4	4.0
Free Cash Flow	(931.8)	1,421.9

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 March 2025. Unaudited.

	As of March 31, 2025	As of December 31, 2024
Current assets	20,354.1	22,953.2
Cash and cash equivalents	(6,695.8)	(7,429.4)
Financial investments	(597.6)	(2,624.7)
Current liabilities	(21,637.7)	(23,758.2)
Bank borrowings, current	1,522.9	1,852.0
Lease liabilities, current	508.8	450.2
Net Working Capital	(6,545.2)	(8,556.8)

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	GMV – Kaspi definition as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Marketplace GMV – Kaspi definition as total value of orders/products sold through our Marketplace over a given period of time (including VAT but deducting returns and cancellations), excluding cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Number of orders (excluding digital products and HepsiExpress) as the number of orders we received through our platform including returns and cancellations but excluding orders for digital products and orders made on HepsiExpress;

•	Number of orders excluding digitals – Kaspi definition as the number of orders we received through our platform excluding returns and cancellations and digital products;

•	Order Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customers as users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations;

•	Digital products as non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription; and

•	Average order value (excluding digital products) as GMV divided by the number of orders in a given period, excluding digital products from the nominator and the denominator.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfilment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported approximately 63 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflicts in Ukraine and Syria, including their impact on Türkiye’s border regions; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the high inflationary environment and/or (vi) currency devaluation; (d) the impact of Kaspi’s acquisition of a controlling stake in the Company; (e) the anticipated launch of new initiatives, businesses or any other strategic projects and partnerships; (f) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (g) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (h) our liquidity, substantial indebtedness, and ability to obtain additional financing; (i) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (j) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (k) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (l) regulatory changes in the e-commerce law, corporate tax law and income tax law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will”, “seek”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2024 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited quarterly financial information as of and for the three months ended March 31, 2024, and March 31, 2023 and as of December 31, 2024. The quarterly financial information has not been audited or reviewed by the Company’s auditors. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.